Exhibit 99.9

                                       Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Anti-Money Laundering Poll Finds Only 48 Percent of Financial Institution
Respondents Believe They Have a Strong Culture of Compliance

Identifying gaps in the institution’s overall AML strategy was highlighted as the number one AML concern of 47 percent of respondents

NEW YORK – June 17, 2014 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, has found that only 48 percent of poll participants believe that the financial institutions they work for have a strong culture of compliance, with 29 percent expecting change in their firm’s approach to AML compliance this year.

The findings are a strong parallel for a market environment seeing increasing regulatory enforcement activity, more sanctions, and larger penalties and fines targeting individual accountability than ever before. Despite these issues, according to the Anti-Money Laundering “Culture of Compliance” Poll conducted by the company, only 22 percent say their compliance culture could use improvement – an indication that much work remains to be done at financial institutions in establishing compliance-related priorities.

NICE Actimize, with more than a decade of experience in providing global compliance and regulatory software solutions to leading financial institutions, conducted its Anti-Money Laundering “Culture of Compliance” Poll among 422 compliance professionals representing more than 300 financial services firms participating in a recent webinar. Nearly half the poll’s respondents came from large global institutions from among 17 countries, with the United States, the United Kingdom and Canada representing the largest share of the group’s respondents.

Aligned to the issues faced in building a strong compliance culture, approximately 47 percent of the responding financial institutions rated identifying gaps in their overall anti-moneylaundering strategy as their most pressing AML concern for the next 6 to 12 months. Additionally, about 23 percent of the respondents cited model risk governance and model risk management requirements as another area for continued attention, followed by the desire of about 18 percent to avoid regulator-imposed sanctions. About 12 percent of the survey’s respondents cited that being held personally responsible for non-compliant activities was something they’d be thinking about over the coming year.

Additional analysis of the poll results indicated that a strong 75 percent expect that significant, or at least some, operational changes have or will be implemented to improve the quality of data and information gathering at their organizations – an important indicator for the balance of the year. Understandably, these changes reflect financial institutions’ positioning that they must act to respond to regulators in a timely manner to ensure minimal risk of sanctions and remediation.

“Increasingly, regulators are looking for accountability at both institutional and compliance officer levels,” said Joe Friscia, President of NICE Actimize. “The current enforcement environment is demanding more of AML risk management efforts pushing compliance higher on the business agenda. Integrating processes such as customer risk assessment and sanctions screening efforts with transaction monitoring delivers a broader view of AML risk to a firm and enables greater ability to action against it. We believe that an enterprise-wide approach to integrating AML functions is key to establishing a thriving culture of compliance.”

Qualified media outlets may obtain the full research results by contacting cindy.morgan-olson@niceactimize.com or by clicking on www.niceactimize.com/cultureofcompliance.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.